UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Creek Road Miners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

97751C100

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

555 Marin Street, Suite 140

Thousand Oaks, CA 91360

(310) 331-8480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Investment Fund, Ltd. 98-0335509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,589,986* *common stock only (excludes 14,285,714 shares underlying convertible debenture and 10,000,000 shares underlying Series A warrant)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,589,986* *common stock only (excludes 14,285,714 shares underlying convertible debenture and 10,000,000 shares underlying Series A warrant)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,589,986*

*common stock only (excludes 14,285,714 shares underlying convertible debenture and 10,000,000 shares underlying Series A warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 31.62%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital, LLC 95-4717240

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 24,450

	8.	Shared Voting Power

	9.	Sole Dispositive Power 24,450

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 0.298%

14.	Type of Reporting Person (See Instructions) CO

3

CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paul Kessler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,935* *common stock only (excludes 5,859,886 shares underlying Series A preferred stock)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,935* *common stock only (excludes 5,859,886 shares underlying Series A preferred stock)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,935* *common stock only (excludes 5,859,886 shares underlying Series A preferred stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.048%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital Advisors Profit Sharing Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 39,350

	8.	Shared Voting Power

	9.	Sole Dispositive Power 39,350

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 0.48%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 97751C100

The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed by the undersigned. This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 1 is hereby amended and restated as follows:

Item 1. Security and Issuer

This statement relates to the shares of common stock (the “Shares”) of Creek Road Miner, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 555 Marin Street, Suite 140, Thousand Oaks, CA 91360.

Item 2 is hereby amended and restated as follows:

Item 2. Identity and Background

This statement is being jointly filed by Bristol Investment Fund, Ltd., an entity organized under the laws of the Cayman Islands (“Bristol”), Bristol Capital, LLC, a Delaware limited liability company ("BC"), Paul Kessler as an individual ("Paul Kessler"), and Bristol Capital Advisors Profit Sharing Plan ("BCA PSP"). BIF, BC, Paul Kessler and BCA PSP are collectively referred to herein as the “Reporting Persons.”

Bristol is a privately held fund that invests primarily in publicly traded companies through the purchase of securities in private placement and/or open market transactions. The address of Bristol’s registered office is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 311063, Grand Cayman KY1-1205, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware (“BCA”), is the investment advisor to Bristol. Paul Kessler is manager of BCA and as such has voting and dispositive power over the securities held by Bristol. BC is a privately held limited liability company that engages from time to time in investing in publicly traded companies through the purchase of securities in private placement and/or open market transactions. Paul Kessler is the sole manager of BC and therefore has voting and dispositive power over the securities held by BC. Bristol Capital Advisors Profit Sharing Plan ("BCA PSP") is a plan established by BCA which invests in various securities for the benefit of its employees. Mr. Kessler has voting and dispositive power over the securities held by BCA PSP. The address of the principal office for BCA, BC, Mr. Kessler and BCA PSP is 555 Marin Street, Suite 140, Thousand Oaks, CA 91360.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

Bristol received the Shares reported herein from the following sources: (i) upon conversion of all of its shares of Series A convertible preferred stock and exchange of all of its warrants to purchase common stock of the Issuer, pursuant to the Notice of Conversion and Notice of Warrant Exchange executed by Bristol and the Issuer in July 2013; (ii) from open market purchases in August and September of 2015; (iii) pursuant to the Securities Purchase Agreement by and between Bristol and the Issuer dated as of December 1, 2016 (the "December 2016 Financing"); (iv) upon the exercise of the Series B warrant issued pursuant to the December 2016 Financing; (v) pursuant to the Stock Purchase Agreement by and between Bristol and John Macaluso dated as of December 12, 2016 (the "JM Purchase Agreement"); (vi) pursuant to Stock Purchase Agreements with various investors entered into in April 2017 and May 2017; and (vii) from open market purchases in December 2018, January 2019, June 2019, July 2019, August 2019, September 2019, December 2019, March 2020 and December 2020.  BC received the Shares reported herein upon conversion of its option to purchase common stock of the Issuer, in addition to open market purchases in 2014 and 2015.  Paul Kessler purchased the Shares reported herein on the open market (and received Series A preferred stock convertible into shares of common stock as compensation for consulting services).  BCA PSP purchased the Shares on the open market.

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CUSIP No. 97751C100

Items 5 is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the filing of this Amendment No. 9 to Schedule 13D, (i) Bristol owns 2,589,986 Shares, which represents approximately 31.62% of the Shares outstanding, based upon 8,191,382 Shares outstanding as of December 31, 2021, (ii) Bristol Capital, LLC owns 24,450 Shares, which represents approximately 0.298% of the 8,191,382 shares outstanding as of December 31, 2021 (iii) Paul Kessler owns 3,935 shares, which represents approximately 0.048% of the 8,191,382 shares outstanding as December 31, 2021 (as noted above, Paul Kessler also holds Series A preferred stock), and (iv) Bristol Capital Advisors Profit Sharing Plan owns 39,350 shares, which represents approximately 0.48% of the 8,191,382 shares outstanding as of December 31, 2021.

(b)	Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. ("BIF"), manager of Bristol Capital, LLC ("BC"), and manager of Bristol Capital Advisors Profit Sharing Plan ("BCA PSP"), has the power to vote and dispose of the Shares owned by BIF, BC and BCA PSP, as well as the shares owned my Mr. Kessler himself. Mr. Kessler disclaims beneficial ownership of the Shares owned by BIF.

(c)	There were no transactions by the Reporting Persons during the last sixty days, except for the disposition of shares reported on the Form 4 filed by Paul Kessler on January 6, 2022.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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CUSIP No. 97751C100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

BRISTOL INVESTMENT FUND, LTD.

Paul Kessler, Director

By: /s/ Paul Kessler

BRISTOL CAPITAL, LLC

Paul Kessler, Manager

By: /s/ Paul Kessler

PAUL KESSLER, an individual

By: /s/ Paul Kessler

BRISTOL CAPITAL ADVISORS PROFIT SHARING PLAN

Paul Kessler, Authorized Signatory

By: /s/ Paul Kessler

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